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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*



                               FORD MOTOR COMPANY

                                (Name of Issuer)
                     Common Stock, par value $.01 per share


                    (Title of Class of Securities) 345370860

                        (CUSIP Number) December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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                               CUSIP No. 345370860


1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            (a)   U. S. Trust Corporation 13-2927955
            (b)   United States Trust Company, N.A. 13-5459866

      * U. S. Trust Corporation ("UST Corp.") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files a separate Schedule 13G. Neither UST Corp. nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Schedule 13G's. United States Trust Company, N.A., which is a National Bank with headquarters in New York, is a wholly-owned direct subsidiary of UST Corp.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a)   [ ]
            (b)   [ ]

1     SEC USE ONLY

[ ]   4.    CITIZENSHIP OR PLACE OF ORGANIZATION
[ ]   (a)   U. S. Trust Corporation (Incorporated in New York)
[ ]   (b)   United States Trust Company, N.A. (National Bank headquartered in
            New York)

2     SOLE VOTING POWER 3,480,682 NUMBER OF SHARES BENEFICIALLY 6. SHARED VOTING
POWER 303,160,665

OWNED BY EACH (303,138,863 REPORTING PERSON Employee Plan) WITH
1     SOLE DISPOSITIVE POWER 10,629,314
2     SHARED DISPOSITIVE POWER 303,431,022 (303,138,863 Employee Plan)

1     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,060,336
2     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
3     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.27%
4     TYPE OF REPORTING PERSON

            U. S. Trust Corporation (HC)
            United States Trust Company, N.A. (BK)


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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      ITEM 1.

            (a)   NAME OF ISSUER
                  FORD MOTOR COMPANY

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                  One American Road
                  Dearborn, Michigan 48126


      ITEM 2.

[ ]   (a) NAME OF PERSON FILING
[ ]   (a) U. S. Trust Corporation*  13-2927955
[ ]   (b) United States Trust Company, N.A.     13-5459866
[ ] * U. S. Trust Corporation ("UST Corp.") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files a separate Schedule 13G. Neither UST Corp. nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Schedule 13G's. United States Trust Company, N.A., which is a National Bank with headquarters in New York, is a wholly-owned direct subsidiary of UST Corp.

[ ]   (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  114 West 47th Street, 25th Floor
                  New York, NY 10036-1532

[ ]   (c) CITIZENSHIP
[ ]   (a) U. S. Trust Corporation (Incorporated in New York)
[ ]   (b) United States Trust Company, N.A. (National Bank headquartered in New
          York)
[ ]   (d) Title of Class of Securities

                  Common Stock, par value $.01 per share

            (e)   CUSIP NUMBER
                  345370860

      ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

[ ]   (a) [ ]  Broker or dealer registered under Section 15 of the Act (15
               U.S.C. 78o).
[ ]   (b) [X]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
[ ]   (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act (15
               U.S.C. 78c).
[ ]   (d) [ ]  Investment Company registered under Section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).
[ ]   (e) [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E);
[ ]   (f) [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F);
[ ]   (g) [X]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);
[ ]   (h) [ ]  A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);
[ ]   (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);
[ ]   (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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      ITEM 4.  OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

[ ]   (a)   Amount Beneficially Owned:
314,060,336

[ ]   (b)   Percent of Class:
17.27%

[ ]   (c)   Number of shares as to which such person has:
[ ]   (i)   sole power to vote or to direct the vote 3,480,682
[ ]   (ii)  shared power to vote or to direct the vote 303,160,665 (303,138,863
            Employee Plan)

      (iii) sole power to dispose or to direct the disposition of    10,629,314

      (iv) shared power to dispose or to direct the disposition of   303,431,022
                                                                    (303,138,863
                                                                  Employee Plan)

      ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

      ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               The securities as to which this Schedule is filed by UST Corp., in its capacity as investment adviser, are owned of record by clients of UST Corp. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities, except as follows:

               FIDELITY MANAGEMENT TRUST COMPANY
               FORD DEF CONTRIB PLANS MASTER TR


      ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not Applicable

      ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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[ ]   (a) U. S. Trust Corporation* 13-2927955
[ ]   (b) United States Trust Company, N.A. 13-5459866

          * U. S. Trust Corporation ("UST Corp.") a Bank Holding Company, is a wholly-owned direct subsidiary of The Charles Schwab Corporation ("Schwab"), which is a publicly-traded company. Charles Schwab Investment Management, Inc. ("CSIM"), which is a wholly-owned direct subsidiary of Schwab, files a separate Schedule 13G. Neither UST Corp. nor CSIM shares any power with respect to the voting or disposition of securities reflected on the other's Schedule 13G's. United States Trust Company, N.A., which is a National Bank with headquarters in New York, is a wholly-owned direct subsidiary of UST Corp.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10. CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


3G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            By: /s/ Michael J. Murphy Date: February 14, 2007
                            Name: Michael J. Murphy Title: Senior Vice President


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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                                   SCHEDULE I

The calculation of the foregoing percentage in Item 4 above is based on a total of 1,818,042,000 shares of the Ford Motor Company common stock outstanding as of February 5, 2007. Shares reported in Item 4 (c)(ii) and Item 4 (c) (iv) include
(a)(186,283,778) shares of common stock held in a master trust under the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Salaried Employees Plan"), and (b) (116,855,085) shares of common stock held in a master trust under the Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees (the" Hourly Employees Plan"). U.S. Trust acts as investment manager to each of the Salaried Employees Plan and Hourly Employees Plan with shared voting and dispositive powers with respect to the shares of Ford Motor Company common stock held under the respective plans.


13G/A filing for 345370860 as of December 31, 2006 by U. S. Trust Corporation
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